AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2004

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEALTHETECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0478611
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

523 Park Point Drive, 3rd Floor, Golden, Colorado 80401

(303) 526-5085

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James W. Dennis

Chairman and Chief Executive Officer

523 Park Point Drive, 3rd Floor

Golden, Colorado 80401

(303) 526-5085

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christopher J. Walsh, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

Approximate Date Of Commencement Of Proposed Sale To The Public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

common stock, par value $0.01 per share(3)	3,078,941 shares	$3.70	$11,392,081.70	$921.62

common stock, par value $0.01 per share, (3) issuable upon exercise of Warrants	2,155,265 shares	$3.80	$8,190,007.00	$662.57

Total:	5,234,206 shares		$19,582,088.70	$1,584.19

(1)	Pursuant to Rule 416 under the Securities Act, such number of shares of our common stock registered hereby shall also include an indeterminate number of additional shares of our common stock that may be issued from time to time as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and 457(g) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the registrant’s common stock on January 15, 2004, as reported on the Nasdaq National Market.
(3)	Includes Series A Junior Participating Preferred Share Purchase Rights attached to our common stock, for which no separate fee is payable pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

PROSPECTUS

(Subject to Completion, dated January 22, 2004)

HEALTHETECH, INC.

3,078,941 Shares of Common Stock

2,155,265 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus covers the offer and sale by the selling stockholders identified in this prospectus of up to 3,078,941 shares of common stock, $.001 par value, of HealtheTech, Inc., and up to 2,155,265 shares of common stock issuable upon the exercise of warrants to purchase common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

All of the shares of common stock are being sold by the selling stockholders named in this prospectus, or their transferees, pledgees, donees or successors-in-interest. The prices at which the selling stockholders may sell the shares will be determined by the selling stockholders or their transferees.

Our common stock is listed on the Nasdaq National Market under the symbol “HETC.” From January 2, 2004 until January 30, 2004, our common stock will trade under the trading symbol “HETCD” as a result of a one for five reverse stock split of outstanding shares of our common stock on December 31, 2003. On January 20, 2004, the last sale price of our common stock reported on the Nasdaq National Market was $3.75 per share.

Investing in our common stock involves risks. Before buying any shares you should read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2004.

Information Contained In This Prospectus

In determining whether to invest in our common stock, you should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information that is different from or in addition to that contained in this prospectus. We are not making an offer to sell, or seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

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As used in this prospectus, unless the context otherwise requires, the terms “HealtheTech,” “we,” “our” and “us” refer to HealtheTech, Inc.

About HealtheTech

We were incorporated in Delaware in February 1998. We design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement of resting metabolic rate and monitoring of nutrition. Our products assist healthcare professionals and wellness advisors in the areas of medical nutrition therapy, weight management and fitness, to provide cost-effective and personalized nutrition monitoring and weight management tools. Our product line includes hardware and software that allow consumers to monitor their health and nutrition simply and easily. Our shares of common stock are traded on the Nasdaq National Market under the symbol “HETC.”

Our executive offices and operating headquarters are located at 523 Park Point Drive, Golden, Colorado 80401 and our telephone number is (303) 526-5085.

Risk factors

Our business, operations and financial condition are subject to various risks. You should consider carefully the following risk factors before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all or a part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including that information incorporated by reference in this prospectus, such as, our consolidated financial statements and related notes.

Our brief operating history makes it difficult to evaluate our prospects.

We were incorporated in February 1998. Through November 2001, we were primarily engaged in the research and development of our initial products. We commenced shipment of our health monitoring devices in 2001 and executed our first significant distribution agreement in August 2001. As a result of our limited operating history, we have a limited amount of financial data that you can use to evaluate our business. Moreover, the revenue and profitability potential of our markets are unproven. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in new and developing markets. We may not successfully address these risks, and our business strategy may not prove successful.

We recorded only $21.6 million in revenue from our inception through September 30, 2003, we have a large accumulated deficit, we expect future losses and we may not achieve or maintain profitability.

Since our inception through our last publicly reported earnings for the period ended September 30, 2003, we recorded only $21.6 million in revenue. As a result, we will need to significantly increase the revenue we receive from sales of our products, while controlling our expenses, in order to achieve profitability. We have incurred substantial losses each year since our inception in funding the research and development of our products and technologies, the Food and Drug Administration (FDA) marketing clearance process for the MedGem device, the growth of our organizational resources, advertising and marketing efforts and other activities. As of September 30, 2003, we had an accumulated deficit of $84.4 million. We may not generate a sufficient level of revenue to offset our planned expenditures, and we may be unable to adjust spending in a timely manner to respond to any failure to increase our revenue. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Beginning in 2004 we converted to a measurement business model from which we expect to derive substantially all of our future MedGem and BodyGem revenue. If acceptance of our new business model fails to develop as we expect or otherwise declines, we could fail to generate sufficient revenues to achieve profitability.

Beginning in 2004, we converted our future sales efforts to a “measurement” business model in which customers will receive the MedGem and BodyGem devices, either through us, our distributors or our resellers, that are “preloaded” with the ability to perform a specific number of metabolic measurements and can be reloaded with additional measurements. Customers will receive a corresponding number of disposable mouthpieces at no additional charge and will periodically return the device to be reloaded with additional measurements. We have not had significant working experience with this measurement model and it is difficult to predict customers’ purchasing patterns. As a result, there can be no assurance that we will be able to successfully introduce the measurement model, that the model and the corresponding preloaded MedGem and BodyGem devices will be accepted by customers, or that we will recoup or realize a return on our capital investment and increase revenues. If the anticipated demand for the preloaded products fails to develop, our ability to generate revenues and achieve profitability would be significantly harmed.

From time to time we may experience difficulties or delays in the development, production or marketing of the preloaded devices. In addition, the preloaded devices could contain unknown errors or defects, which could result in rejection of our products, product recalls, damage to our reputation, lost revenues, and increased service costs and warranty claims. Any of these results could materially harm our business.

We expect our future financial results to fluctuate significantly, and failure to increase our revenue or achieve profitability may disappoint securities analysts or investors and result in a decline in our stock price.

We believe that period-to-period comparisons of our historical results of operations are not meaningful and are not a good predictor of our future performance. In 2002, for example, several of our customers and distributors purchased products from us in order to meet contracted minimum purchase requirements, and actually deployed or resold only portions of the products purchased. We expect our future quarterly and annual operating results to fluctuate significantly as we attempt to expand our product offerings and increase sales into our target markets. Our revenue, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

•	market acceptance of the MedGem and BodyGem devices and our software products;

•	the ability of our distributors, resellers and strategic partners to penetrate our target markets;

•	the amount and mix of health monitoring devices, disposable products and software sold by us or our strategic partners and distributors;

•	our ability to develop new products and introduce enhancements to our existing products on a timely basis and to obtain any required regulatory clearances or approvals for those products;

•	the success of new product introductions, distribution channels, sales and marketing efforts and pricing changes by our competitors;

•	unanticipated delays in production by our third-party contract manufacturers caused by insufficient capacity or delays in the availability of components;

•	changes in the amount or timing of product orders;

•	the utilization rate of our monitoring devices sold, which directly impacts the sales of disposables under our traditional sales model and the number of preloaded devices sold under our “measurement” business model; and

•	our ability to expand our operations, and the amount and timing of expenditures to expand our operations, including costs related to acquisitions of technologies and businesses.

We forecast the volume and timing of orders for our products for operational and production planning and in some cases we become liable for procurement costs based on these forecasts. These forecasts, however, are based on many factors and subjective judgments, and they may be inaccurate. In particular, because of our limited operating history, we do not have meaningful historical information to predict demand for our products, and trends that may emerge, in the various markets into which we sell and plan to sell our products. Our customers and distributors may make purchases well in advance of the actual resale, deployment or use of our products, particularly in the case of their initial purchases of our products, or may make purchases in excess of current requirements to take advantage of volume or price discounts. Our revenue could decline in future periods if our customers and distributors acquire a supply of our products that is in excess of their demand or if our customers or distributors and their resale customers fail to develop a successful deployment strategy for our devices. Moreover, because most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels in any particular period. As a result of the foregoing, our operating results may fall below the expectations of securities analysts or investors in future quarters or years, causing our stock price to decline.

We may be unable to maintain our listing on the Nasdaq National Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently quoted on the Nasdaq National Market. In order for our common stock to continue to be quoted on the Nasdaq National Market, we must satisfy certain listing maintenance standards established by Nasdaq. Among other things, if the closing bid price of our common stock is under $1.00 per share for 30 consecutive trading days and does not thereafter reach $1.00 per share or higher for a minimum of ten consecutive trading days during the 180 calendar days following notification by Nasdaq, Nasdaq may delist our common stock from trading on the Nasdaq National Market. On August 1, 2003, we received a letter from Nasdaq advising us that our common stock had not met Nasdaq’s minimum bid price requirement for 30 consecutive trading days and that, if we were unable to demonstrate compliance with this requirement during the 180 calendar days ending January 28, 2004, our common stock would be delisted at that time. On December 31, 2003, we effectuated a one for five reverse stock split to regain compliance with this listing requirement. Since the reverse stock spilt was effectuated, the closing bid price of our common stock has remained above $1.00 in compliance with the minimum bid price requirement. Nonetheless, we cannot assure you that the stock split will be sufficient to maintain our stock price on a sustainable basis.

If our common stock were to be delisted, and the common stock does not qualify for trading on the Nasdaq SmallCap Market, our common stock would trade on the over-the-counter bulletin board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. Such alternative markets are generally considered to be less efficient than, and not as broad as, the Nasdaq National Market, and would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which would materially harm our business. In addition, delisting from the Nasdaq National Market could result in a loss of confidence by our customers, suppliers and employees, the loss of analyst coverage and institutional investor interest, and fewer business development opportunities.

Our strategic partners may experience financial difficulties or undergo organizational changes, which may harm our ability to distribute our products, and could result in a substantial decline in our revenue and overall operating results.

We expect that a majority of our sales will be made to a limited number of customers, including our strategic partners and distributors. One or more of our strategic partners may experience financial difficulties or undergo organizational changes that could affect their ability or need to purchase our products. Organizational restructurings and financial concerns may cause our strategic partners to substantially reduce the volume of their purchases of our products, or to no longer continue as our distributors. As a result, our ability to effectively distribute our products may be harmed, and we may experience a significant decline in our revenue and overall operating results.

We have very limited product offerings from which we expect to derive substantially all of our future revenue. If demand for our limited number of products fails to develop as we expect or otherwise declines, we could fail to generate sufficient revenue to achieve profitability.

We derive substantially all of our revenue from the sale of the MedGem and BodyGem devices, disposables and software. In January 2002, we obtained FDA clearance to market the MedGem device and accordingly did not derive any of our revenue from the sale of the MedGem device prior to that time. We expect that revenue from the sale of the MedGem and BodyGem devices, disposables and our BalanceLog and BalanceLog Pro software will account for substantially all of our revenue for the foreseeable future. The limited development and sales of our product line makes our future prospects difficult to predict. If the anticipated demand for our products fails to develop, our ability to generate revenue and achieve profitability would be significantly harmed.

We currently rely on a limited number of distributors and resellers for the sale of the MedGem and BodyGem devices into our target markets. If these distributors and resellers are not successful selling our products, or if we are unable to establish additional distributor and reseller arrangements as planned, we will not be able to achieve our sales goals and our business will be harmed.

We expect to rely primarily upon distributors and resellers and their sales forces to sell the MedGem device into the medical market and to increasingly rely upon distributors and resellers and their sales forces to sell the BodyGem device into the retail pharmacy, weight management, fitness and other target markets. Our reliance on distributors and resellers subjects us to many risks, including risks related to their inventory levels and support for our products. If any of our distributors attempt to reduce their inventory levels or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively affected. As is generally the case with our current distribution agreements, we anticipate that our future distribution agreements will allow our distributors to reduce or discontinue purchases of our products with short notice. Further, distributors and resellers may not recommend, or continue to recommend, our products. We will rely heavily upon our distributors for the sales and marketing activities that we believe are critical to the successful sale of our products. However, our distributors and resellers may not market or sell our products effectively or continue to develop and devote the resources necessary to provide us with effective sales, marketing and technical support. If we are unable to maintain successful relationships with our distributors and resellers or obtain additional distributors and resellers, we will have to devote substantially more resources to the distribution, sales, marketing, implementation and support of our products than we would otherwise and our efforts may not be as effective. The loss of any one or more of our distributors or resellers, a reduction in purchases of our products by or through our distributors, the decline of our distributors or resellers’ businesses or the inability to increase our third-party distributor and reseller base may limit our revenue growth and harm our operating results.

Because a small number of customers are likely to account for a substantial portion of our revenue, the loss of any of these customers or the cancellation or deferment of a customer’s order could cause our revenue to decline substantially and may result in a decline in our share price.

We expect that the majority of our revenue will depend on sales of our products to a limited number of customers, which include our strategic partners and our distributors. We intend to establish strategic relationships with large, prominent companies that possess significant sales, marketing and distribution capabilities in each of our targeted medical and non-medical channels. We have not had significant working experience with these new customers and it is difficult to predict purchasing patterns. Most of our contracts with our customers do not contain minimum purchase requirements and any customer may reduce or discontinue purchases of our products at any time. The loss of one or more of our customers, a reduction in purchases of our products by our customers or the decline of our customers’ business may cause our revenue to decline substantially or fall short of our expectations. In addition, because we expect our accounts receivable to be concentrated on a small group of customers, the failure of any of them to pay on a timely basis would reduce our cash flow and negatively affect our operating results.

In the past we granted certain of our customers and distributors’ exclusive rights to particular markets. These exclusive agreements may limit our ability to add additional customers, distributors or resellers. If one of these current or future customers or distributors fails to adequately promote and sell our products, our sales and penetration into their markets will be adversely affected. Moreover, if any customer or distributor that has an exclusive right in a particular market proves to be ineffective, we may not be able to replace that customer for a significant period of time, if at all.

Our workforce reductions may have an adverse impact on our ability to recruit and retain key personnel which could delay our ability to execute our business plan.

In the second quarter of 2003, we refocused our business on the medical markets and commercial fitness and weight loss markets. As a result of such refocus, we implemented a company-wide cost reduction program, achieved through a reduction in force, company-wide salary reductions and significant reduction in the use of contractors and outside service firms. In November 2003, we announced further expense reductions, including an additional reduction in force. As a result of a perceived risk of future workforce and expense reductions, we may not be able to attract and retain personnel on acceptable terms, which could adversely affect our business.

If we cannot convince healthcare professionals, wellness advisors and their patients and clients of the importance of measuring metabolism for nutrition monitoring, weight management and fitness applications and of the benefits of our products, we will not be able to increase our revenue and our operating results would suffer.

Our products have achieved limited adoption in their target markets and our ability to sell to customers and distributors in these markets is largely unproven. Consequently, there is limited information upon which to evaluate whether a significant number of potential customers will purchase our solutions to replace or supplement their current methods for nutrition monitoring and weight management. As part of our strategy, we will be required to educate healthcare professionals and wellness advisors as to the importance of measuring metabolism for nutrition monitoring, weight management and other applications. However, these practitioners may view existing tools, such as estimates of resting metabolic rate, as adequate for their needs. Patients and clients may also view present methods of nutrition monitoring and weight management, including self-administered weight-loss regimens, commercial weight loss programs and pharmaceuticals, as adequate without the need for the additional benefits provided by our products. If we cannot convince practitioners, patients and clients that accurately measuring metabolism is important for nutrition monitoring, weight management and other applications and that our solution is superior to current tools, we will be unable to increase or sustain revenue.

The commercial weight management and fitness markets are characterized by short-lived trends and we may not experience increased demand for our products, or any increase in demand may be short-lived.

Due in part to the difficulty of weight management and fitness enhancement and the regular introduction of new weight management or fitness products and regimens, many products sold in the weight management and fitness markets have short product lifecycles. The weight management and fitness markets are characterized by fads and short-lived trends driven by factors such as short-term success, perceived efficacy and marketing campaigns. Weight management and fitness improvement can be difficult, and many people abandon weight loss and fitness regimens due to factors unrelated to the effectiveness of the regimen. We have not conducted trials or other tests to demonstrate to our customers and end-users that our products are effective in helping people lose weight or improve their fitness. Sales of BalanceLog software and BodyGem devices will suffer and our revenue and results of operations will be harmed if we and our strategic partners are not able to convince end-users that the measurement of resting metabolic rate will effectively and efficiently help their weight management or fitness efforts, or if people who use our products do not meet their weight goals.

We purchase one of our key components, an oxygen sensor, from a sole source. If this source fails to satisfy our supply requirements on a timely basis, we may lose sales and experience increased component costs and our customer relationships may be harmed.

We currently purchase the oxygen sensor component of our health monitoring devices from a sole source, Sensors for Medicine and Science, Inc. If we are unable to obtain a sufficient supply of oxygen sensors from this source, or if we experience any interruption in the supply of this component, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternate components. For example, we had to modify the original design of the MedGem and BodyGem devices as a result of our inability to obtain adequate supplies of capacitors that the design required. Any resulting delays or reductions in product shipments could affect our ability to meet scheduled product deliveries to customers, damage customer relationships and limit our ability to enter into new customer relationships. We may also be subject to increases in component costs, which would adversely affect our gross margins.

Our health monitoring devices and our software products may contain unknown errors or defects, which could result in rejection of our products and damage to our reputation, as well as lost revenue, diverted development resources and increased service costs and warranty claims.

The MedGem and BodyGem devices and our software products incorporate complex technologies. In the future, we must develop our hardware and software products quickly to keep pace with the rapidly changing requirements of our customers. Products as complex as ours can contain undetected errors or defects, especially when first introduced or when new models or versions are released. For instance, in July 2001 we discovered a defect in the BodyGem devices related to our oxygen sensor calibration algorithm and stopped shipment of the BodyGem devices. We spent four months working to correct the defect, and in November 2001 we shipped replacement devices to all of our customers and resumed shipments of the device. We estimate that the direct cost to correct this defect was approximately $187,000. We also suffered damage to our reputation, lost revenue and had to divert development resources. If any of our products in the future contain errors or defects, it could result in product recalls, the rejection of our products, damage to our reputation, lost revenue, diverted development resources and increased customer service and support costs and warranty claims. Any of these results could harm our business.

If we fail to maintain necessary FDA or other regulatory clearance for the marketing and sale of the MedGem devices or if we fail to obtain or maintain necessary FDA or other regulatory clearance or approvals for the marketing and sale of any other medical devices that we may develop in the future, or if clearances or approvals are delayed, we will be unable to commercially distribute and market those medical devices in the United States or abroad.

The MedGem is a medical device that is subject to extensive regulation in the United States and in foreign countries where we do business. In January 2002, we obtained FDA clearance through the premarket notification provisions of Section 510(k) of the Federal Food, Drug and Cosmetic Act to market the MedGem device for the measurement of oxygen consumption in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device algorithm. We have obtained International Standards Organization (ISO) certification and CE Marking approval and are in the process of fulfilling various other international requirements in order to commercially distribute our products in new international markets. We may no longer be able to sell the MedGem device if safety or effectiveness problems develop or if we lose our ISO certification or CE Marking. Furthermore, unless an exemption applies, before we can sell a new medical device in the United States, we must obtain either 510(k) clearance or premarket approval from the FDA and CE Marking approval before we can sell a new device in international markets. Complying with the FDA and other regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. The FDA’s 510(k) clearance process usually takes from six to twelve months after the date we submit the application and it is received and filed by the FDA, but may take significantly longer. The alternative premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to six years after we submit the application and it is received and filed by the FDA or even longer. We may not be able to obtain additional clearances in a timely fashion, or at all. Delays in obtaining domestic and foreign regulatory clearances or approvals, if required, could adversely affect our revenue and profitability. Noncompliance with applicable regulatory requirements can result in enforcement action, which may include recalling products, ceasing product marketing and paying significant fines and penalties, which could limit product sales, delay product shipment and adversely affect our profitability.

Modifications to the MedGem device may require a new 510(k) clearance or premarket approval or require us to cease marketing or recall the modified device until these clearances or approvals are obtained.

Any modification to an FDA cleared device such as the MedGem that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance. While the manufacturer makes this determination in the first instance, the FDA can review any such decision and may disagree with a decision not to seek new clearance and require a new 510(k) clearance. In addition, the FDA may impose significant regulatory fines or penalties for marketing the modified product. If we need to seek 510(k) clearance for any modifications to a previously cleared product, we may be required to cease marketing until we obtain this clearance.

If we or our third-party manufacturers fail to comply with the FDA’s Quality System regulation with respect to the MedGem device and any other medical devices that we may produce in the future, our manufacturing operations could be delayed, and the MedGem device sales and our profitability could suffer.

The manufacturing processes used by third-party manufacturers of the MedGem device and any other medical devices, including disposables, are required to comply with the FDA’s Quality System regulation, which covers the methods and documentation of the testing, production, control, quality assurance, labeling, packaging, complaint-handling, storage and shipping of the MedGem device. The FDA’s Quality System regulation also covers any other medical devices that our contract manufacturer or we may produce in the future. The FDA enforces its Quality System regulation through periodic inspections, some of which may be unannounced. If we or our third-party manufacturers fail the FDA’s Quality System inspection, our operations could be disrupted and our manufacturing delayed. If we, or one of our third-party manufacturers, fail to comply with the FDA’s Quality System regulations, we or our third-party manufacturer could face various enforcement actions, which could include a shutdown of the manufacturing line at our third-party manufacturer and a recall of our products, which would cause our product sales and profitability to suffer. Furthermore, our key component suppliers must also remain in compliance with applicable regulatory requirements. If our third-party manufacturer or component suppliers do not conform to applicable regulations, we may be required to find alternative manufacturers or component suppliers, which could be a long and costly process and which could significantly harm our ability to deliver products to our customers on a timely basis.

The MedGem device and any other medical devices that we may produce in the future are subject to product recalls even after receiving regulatory clearance or approval. Product recalls would harm our reputation and result in increased costs, either of which could harm our operating results.

The FDA and similar governmental authorities in other countries have the authority to require the recall of our medical products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Any recall of a product would divert managerial and financial resources, harm our reputation with customers and harm our operating results.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, license agreements, confidentiality agreements and other measures to protect our proprietary technology and intellectual property. Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products, in the United States and in other countries. We have 16 issued United States patents, eight issued foreign patents and 131 pending United States and foreign patent applications. We also have exclusive licenses to patents and other intellectual property rights of the companies that supply us with the oxygen sensor and the airflow application-specific integrated circuits used in the MedGem and BodyGem devices. Subject to our payment of minimum royalties, the licenses provide us with rights to use the patented technology in the field of our products for the life of the patents. We intend to rely on our portfolio of issued patents and pending patent applications in the United States and in other countries and our patent licenses to protect a portion of our intellectual property and our competitive position. However, our patents and any licensed patents may not protect or address critical aspects of the technology incorporated in our present and future products. Moreover, intellectual property laws and legal agreements afford only limited protection, may be expensive to pursue and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and the patents that we license may be challenged, invalidated or circumvented by third parties, and these patents may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. Our patent applications, including those already allowed and those patent applications covered under licenses, may not be issued as patents in a form that will be advantageous to us.

In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by our employees, consultants, partners or other persons. Our confidentiality agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information and adequate remedies may not exist if unauthorized use or disclosure were to occur. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Even if our intellectual property rights are adequately protected, litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and result in a substantial diversion of management attention. If our intellectual property is not adequately protected, our competitors could use our intellectual property to enhance their products. This could harm our competitive position, decrease our market share or otherwise harm our business.

If we infringe the patents or proprietary rights of other parties, our ability to grow our business will be severely limited.

Extensive litigation and related administrative proceedings regarding disputes over patents and other intellectual property rights are common in the medical device and software industries. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining a competitive advantage. From time to time, we may receive letters from third parties drawing our attention to their patent rights. Third parties may claim that we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert a significant amount of time and attention of our management. A court may decide that we are infringing a third-party’s patents and may order us to cease the infringing activity. An adverse determination could put our patents at risk of being invalidated or interpreted narrowly or require us to seek licenses from third parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be significantly harmed. The court could also order us to pay damages for the infringement. These damages could be substantial and could harm our business, financial condition and operating results. While we do not believe that we infringe any valid and enforceable rights that have been brought to our attention, there may be other more pertinent rights of which we are presently unaware.

We license or sublicense key technology from third parties. If necessary licenses or sublicenses of technology are terminated or become unavailable or too expensive, or if licensors or sublicensors fail to prosecute and enforce patents licensed to us, our competitive position and our product offering will suffer.

We license or sublicense from third-party suppliers several key technologies incorporated or to be incorporated in our health monitoring devices, such as oxygen sensor technology from Sensors for Medicine and Science and air flow application specific integrated circuits from ndd Medizintechnik AG. We do not own the patents that underlie these licenses or sublicenses. We may be required to license or sublicense technology from other third-party suppliers to enable us to develop new products or to modify our existing products. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our licensors’ valid and enforceable ownership of the underlying technology as well as their abiding by the terms of those licenses. Moreover, because oxygen sensor and other technologies that are important to our health monitoring devices are sublicensed to us, our rights to use these technologies and employ the inventions claimed in the sublicensed patents are subject to our or our sublicensor abiding by the terms of their agreement with the original licensor. In addition, we do not control the prosecution of the patents to which we hold licenses or sublicenses. In many cases we do not control the strategy for determining when any patents to which we hold licenses should be enforced. Instead, we rely upon our licensors to determine the appropriate strategy for prosecuting and enforcing those patents. We may face competition in our attempts to renew or obtain new licenses, which may result in increased costs, limited or nonexclusive rights or our inability to renew or obtain licenses. If we are unable to renew or obtain any license that we need, if any license is terminated, or if the underlying patents to our licenses are declared invalid or are otherwise impaired, we could be required to obtain substitute technology of lower quality or at greater cost, which could seriously impair our ability to sell our products and harm our operating results.

Our business exposes us to risks of product liability claims, and we may incur substantial expenses that exceed our insurance coverage if we are sued for product liability.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of health monitoring products. For example, our products may generate a false measurement, or false reports based on those measurements, which may then be incorrectly used as a basis for medical care or weight management. We may be held liable if any product we develop or any product that uses or incorporates any of our technologies causes injury or is otherwise found unsuitable. While we have product liability insurance, it may not be sufficient in amount or scope to provide us with adequate coverage against all potential liabilities, and we may not be able to maintain or increase this insurance as necessary, either cost-effectively or at all. A product liability claim in excess of our insurance coverage would have to be paid out of cash reserves and would harm our reputation in the industry. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and damage to our reputation. These costs would have the effect of increasing our expenses and could harm our business.

We may have warranty claims that exceed our reserves.

The MedGem and BodyGem devices carry warranties for a period of 12 to 15 months from the date of purchase against defects in materials and workmanship. Our customer software, such as our BalanceLog product, generally carries a 90-day warranty from the date of purchase. Because we continue to develop new versions of our customer software, we cannot be certain that our customer software will work as designed, or that it won’t contain defects that could harm the computer systems of our customers. We have established reserves for the liability associated with product warranties and we receive certain warranties from our component suppliers and manufactures. However, any unforeseen warranty claims could adversely affect our operating results.

We face risks related to our international operations, including the need to maintain ISO certification and CE Marking approval and obtain necessary foreign regulatory clearance or approvals.

We have committed resources to expanding our international sales channels. Our efforts to expand and develop international sales channels may not be successful. Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. We have obtained ISO certification and CE Marking approval and are in the process of fulfilling various other international requirements in order to commercially distribute our products in new international markets. In order to maintain our ISO certification, we are required to undergo an audit conducted by a European notified body every six months. ISO certification is required to maintain our CE Marking approval to distribute our medical devices outside the United States. If we fail to maintain a quality assurance system we may fail our ISO audit and may lose our ISO certification and CE Marking. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive, time-consuming process and approval is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such clearances or approvals may differ from FDA requirements. We may be unable to obtain regulatory clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals, including ISO certification and CE Marking. If we experience delays in receipt of necessary clearances or approvals to market our products outside the United States, or if we fail to receive or maintain those clearances or approvals, we may be unable to market our products or enhancements in international markets in a timely manner, if at all. International sales are subject to a number of risks, including: export license requirements, tariffs and taxes and other barriers; longer payment cycles; difficulties in collecting accounts receivable; currency fluctuations; difficulties in staffing and managing international operations; and political and economic instability. We do not know if foreign markets for our products will develop.

Failure to raise additional capital or to generate the significant capital necessary to expand our operations and invest in new products and technologies could reduce our ability to compete and to take advantage of market opportunities and could result in lower revenue.

We expect to expend significant capital to develop and market our products and technologies and expand our operations. These initiatives may require us to raise additional capital from public and private stock offerings, borrowings under lease lines, lines of credit or other sources. Following the closing of our private placement transaction in December 2003, we believe that our current cash reserves should be sufficient to fund our operations, working capital and capital expenditure needs for at least the next twelve months. However, we may consume available resources more rapidly than anticipated. We may need to raise additional funds if our estimates of revenue or if our working capital or capital expenditure requirements change or prove inaccurate, if we are required to respond to unforeseen technological or marketing hurdles or if we choose to take advantage of unanticipated opportunities.

We may not be able to raise additional funds when needed, or on acceptable terms, or at all. If adequate funds are not available on a timely basis, we may not be able to, among other things: develop, enhance or commercialize our products and technologies; acquire new technologies, products or businesses; expand our operations, in the United States or internationally; hire, train and retain employees; or respond to competitive pressures or unanticipated capital requirements. Moreover, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or we may subject our assets to security interests.

The expense of using our products may not be subject to reimbursement by Medicare, Medicaid or third-party payors, such as health insurance companies. Even if a procedure including our products may be covered, any adverse changes in reimbursement procedures by Medicare, Medicaid or other third-party payors for procedures that include our products may limit our ability to market and sell the MedGem device.

Healthcare providers generally receive reimbursement from third-party payors, principally private insurance companies, Medicare and Medicaid, for the cost of services rendered to their patients. Over time, health care providers could expect to receive reimbursement for procedures using medical devices sufficient to cover the initial cost of the medical devices, such as the MedGem. However, the use of our products is not currently expressly approved for reimbursement by third-party payors for all medical uses and reimbursement for medical procedures is subject to substantial restriction and scrutiny both in the United States and in international markets. Because the MedGem device did not receive FDA clearance until January 2002 and we did not commence shipment until the end of January 2002, the MedGem device has not been available long enough for us to evaluate the success that healthcare providers will have in securing reimbursement for its use. Moreover, Medicare and other third-party payors are increasingly scrutinizing whether to cover new procedures and the level of reimbursement for covered services. Third-party reimbursement and coverage for services including the MedGem measurements may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our products or our ability to sell our products on a profitable basis. The lack of third-party payor coverage or the inadequacy of reimbursement could reduce our revenue and harm our operating results.

International market acceptance of health monitoring devices may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

We face competition from competitors with greater resources, and competition from personal health technology companies and fitness, nutrition and weight management software companies could increase, which may make it more difficult for us to achieve any significant market penetration.

The markets for our products are competitive and subject to rapid technological change. Certain of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, sales, distribution and other resources than we do. These competitors may, among other things, be able to undertake more extensive research and development, adopt more aggressive marketing and pricing strategies, obtain more favorable pricing from suppliers and manufacturers and make more attractive offers to distribution partners than we can. In addition, some healthcare professionals and wellness advisors will continue to use existing methodologies, such as the Harris-Benedict equation and other formulas used to estimate metabolic rate, to derive metabolic rate estimates.

Our current and potential competitors include:

•	companies that develop, manufacture or market metabolic carts and other devices traditionally used to derive metabolic rates, such as SensorMedics Corporation, a subsidiary of VIASYS Healthcare Inc., Medical Graphics Corporation, a subsidiary of Angeion Corporation, and Puritan Bennett Ltd., a subsidiary of Tyco International;

•	companies that develop, manufacture or market metabolic monitors offering greater portability than metabolic carts, such as KORR Medical Technologies, Medical Graphics Corporation, SensorMedics Corporation, P.K. Morgan Ltd. and COSMED S.r.l.; and

•	companies with significant expertise and resources in developing software applications that track nutritional and caloric information and are targeted at consumers, such as DietMaster Systems, Inc., NutriCounter, Inc. and Vivonic.

In addition we may also compete with pharmaceutical companies, commercial weight management companies, producers of fitness products and equipment, and other providers of alternative solutions to weight management and fitness. New or different products or methods of weight management, fitness and nutrition monitoring are continually being introduced. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be significantly harmed. We may not be able to successfully compete against the numerous companies in our target markets.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult.

Provisions of our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions:

•	provide for a classified board of directors of which approximately one third of the directors will be elected each year;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	require that certain amendments to our amended and restated certificate of incorporation and our bylaws require the approval of the holders of at least 66 2/3% of the voting power or all outstanding stock;

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for nominations to the board of directors or for proposals that can be acted on at stockholder meetings; and

•	limit who may call stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.

We have adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In December 2002, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition of us that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 15% or more of our outstanding common stock or 10 business days after announcement of a tender or exchange offer for 15% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 15% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror’s rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Directors, executive officers, principal stockholders and affiliated entities beneficially own approximately 66.11% of our capital stock and may be able to exert control over our activities.

As of January 20, 2004, our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 66.11% of our outstanding common stock. These stockholders, if acting together, will be able to control the outcome of any matter requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Cautionary statement regarding forward-looking statements

Certain information included in this prospectus, other materials filed or to be filed by us with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made or to be made by us contain or incorporate by reference certain statements (other than statements of historical or present fact) that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All statements, other than statements of historical or present facts, that address activities, events, outcomes or developments that we plan, expect, believe, assume, budget, predict, forecast, estimate, project, intend or anticipate (and other similar expressions) will or may occur in the future are forward-looking statements. These forward-looking statements are based on our management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated by reference into this prospectus. Such forward-looking statements appear in a number of places and include statements with respect to, among other things, such matters as: anticipated capital requirements, the importance of measuring metabolism, future period results, relationships with our strategic partners and distributors, expansion and growth of our operations, cash flow and anticipated liquidity. We caution you that such forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control. These risks include but are not limited to: general economic conditions, the success of our strategic partners and distributors, our ability to develop, produce and market our current and future products, the strength and financial resources of our competitors, customer acceptance of our new “measurement” business model, the scope and validity of our patents, our ability to obtain regulatory approvals in the United States or abroad, and the other risks described in this prospectus.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus and in documents incorporated by reference into this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Use of proceeds

All proceeds from the sale of the shares of common stock offered hereby will be for the account of the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock sold under this prospectus. See “Selling Stockholders” and “Plan of Distribution.”

Selling stockholders

We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. Between November 18, 2003 and November 21, 2003, we entered into a series of individual Securities Purchase Agreements with the selling stockholders named in the table below, pursuant to which we sold an aggregate of 3,078,941 shares (after giving effect to our one for five reverse stock split on December 31, 2003) of our common stock and issued ten-year warrants to purchase up to 2,155,265 shares (after giving effect to our one for five reverse stock split) of our common stock in a private placement transaction. The transaction closed on December 23, 2003.

This prospectus covers the offer and sale by the selling stockholders of up to the total number of shares of common stock issued to the selling stockholders pursuant to the Securities Purchase Agreements plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the Securities Purchase Agreements. We have registered the shares to permit each of the selling stockholders and their permitted transferees or other successors-in-interest that receive their shares from each selling stockholder after the date of this prospectus to resell the shares from time to time in the manner contemplated under the “Plan of Distribution.”

The warrants were immediately exercisable beginning on December 23, 2003 at an exercise price of $3.80 per share (after giving effect to our one for five reverse stock split). The warrants expire on December 23, 2013 and require that we register the shares of common stock underlying the warrants. If certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately. In the event that we issue additional shares of our common stock in certain non-exempt transactions for a price less than the exercise price per share under the warrants, then the exercise price will be adjusted downward based on a broad-based weighted average formula provided in the warrants.

We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus (including all of the shares of common stock issuable upon exercise of the warrants).

We prepared the following table based on the information supplied to us by the selling stockholders named in the table and public documents filed with the SEC. The applicable percentages of ownership are based on an aggregate of 7,041,954 shares of our common stock issued and outstanding as of January 20, 2004. Pursuant to Rule 416 under the Securities Act, this prospectus also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction.

Except as noted below, the selling stockholders have not had a material relationship with us, or with our predecessors or affiliates, at any time during the past three years.

Name	Common Stock beneficially owned prior to the offering(1)	Number of shares issuable upon exercise of warrants	Beneficial ownership percentage prior to the offering(1)	Number of shares being offered(2)	Number of shares beneficially owned after the offering(1)(2)	Beneficial ownership percentage after the offering(1)(2)
Fred Stein	44,736	18,421	*	44,736	0	0
Kodiak Capital, LLC (3)	2,236,842	921,053	28.09	2,236,842	0	0
CCM Master Qualified Fund, Ltd. (4)	776,394	276,316	10.61	671,052	105,342	1.50
Sherbrooke Capital Health and Wellness Advisors Fund, L.P.(5)	1,612	589	*	1,431	181	*
Sherbrooke Capital Health and Wellness Fund, L.P.(6)	502,644	183,621	6.96	445,936	56,708	*
The Ospraie Portfolio LTD(7)	156,579	64,474	2.20	156,579	0	0
Dartley Family Limited Partnership(8)	111,842	46,053	1.58	111,842	0	0
John J. Mack(9)	483,368	184,211	6.69	447,368	36,000	*
JDS Capital, L.P(10)	894,736	368,421	12.07	894,736	0	0
New England Partners Capital, L.P.(11)	165,175	46,053	2.33	111,842	53,333	*
Sheila Clancy	111,842	46,053	1.58	111,842	0	0
Total Number of Shares Offered				5,234,206

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes the number of shares issuable upon the exercise of currently exercisable warrants. In calculating the ownership percentage for each selling stockholder, the shares of common stock issuable upon exercise of warrants owned by such selling stockholder are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.
(2)	Assumes the sale of all shares of common stock purchased by the selling stockholders in the private placement transaction and the sale of all shares of common stock issuable upon the exercise of the warrants issued to the selling stockholders in the private placement transaction.
(3)	Kodiak Capital, LLC and Arthur J. Samberg, a member of our board of directors since March 2001 and the managing member of Kodiak Capital, are deemed to beneficially own an aggregate of 2,236,842 shares of common stock (consisting of the 1,315,789 shares of common stock acquired by Kodiak Capital pursuant to the Securities Purchase Agreement and 921,053 shares of common stock that may be acquired by Kodiak upon exercise of the warrant). Kodiak Capital is the direct beneficial owner, and Arthur J. Samberg (as the managing member of Kodiak Capital) is deemed to be the indirect beneficial owner, of the 2,236,842 shares of common stock. Kodiak Capital and Arthur J. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of common stock. Arthur J. Samberg disclaims beneficial ownership of the shares of common stock directly beneficially owned by Kodiak Capital, except to the extent of his pecuniary interest therein. In addition, Arthur J. Samberg is deemed to beneficially own an aggregate of 142,509 shares of common stock (consisting of 135,177 shares of common stock held directly and 7,332 shares of common stock that may be acquired upon the exercise of a director stock option), representing approximately 2.02% of the number of shares of common stock outstanding (assuming the issuance of 7,332 shares of common stock upon the exercise of the director stock option). Arthur J. Samberg has sole power to direct the vote and sole power to direct the disposition of these shares of common stock. The 2,379,351 shares of common stock of which Arthur J. Samberg is deemed to be the direct and indirect beneficial owner represent approximately 29.85% of the outstanding shares of common stock (assuming the issuance of 921,053 shares of common stock upon exercise of the warrants and the issuance of 7,332 shares of common stock upon the exercise of the director stock option).
(4)	Includes 394,736 shares of common stock acquired pursuant to the Securities Purchase Agreement. Clint D. Coghill is the managing member of Coghill Capital Management, L.L.C., which serves as the investment manager of CCM Master Qualified Fund, Ltd. As the managing member of the foregoing entities, Mr. Coghill may be deemed to have shared voting and investment power over the securities held by such funds. Mr. Coghill and Coghill Capital Management, L.L.C. disclaim beneficial ownership over the securities held by CCM Master Qualified Fund, except to the extent of their pecuniary interest therein.
(5)	Includes 842 shares of common stock acquired pursuant to the Securities Purchase Agreement. Sherbrooke Capital Partners, L.L.C. is the general partner of Sherbrooke Capital Health and Wellness Advisors Fund, L.P. and exercises voting and investment power with respect to the securities held by of Sherbrooke Capital Health and Wellness Advisors Fund, L.P. Sherbrooke Capital L.L.C. is the managing member of Sherbrooke Capital Partners, L.L.C.

(6)	Includes 262,315 shares of common stock acquired pursuant to the Securities Purchase Agreement. Sherbrooke Capital Partners, L.L.C. is the general partner of Sherbrooke Capital Health and Wellness Fund, L.P. and exercises voting and investment power with respect to the securities held by of Sherbrooke Capital Health and Wellness Fund, L.P. Sherbrooke Capital L.L.C. is the managing member of Sherbrooke Capital Partners, L.L.C.
(7)	Ospraie Management Inc. is the general partner of The Ospraie Portfolio Limited and exercises voting and investment power with respect to the securities held by The Ospraie Portfolio Limited. Dwight Anderson is the sole owner of Ospraie Management Inc. Each of Ospraie Management Inc. and Dwight Anderson disclaim beneficial ownership of the securities listed herein, except to the extent of their pecuniary interest therein.
(8)	Peter Dartley is the general partner of the Dartley Family Limited Partnership and exercises voting and investment power with respect to the securities held by the Dartley Family Limited Partnership. Peter Dartley disclaims beneficial ownership of the securities listed herein, except to the extent of his pecuniary interest therein.
(9)	Includes 526,315 shares of common stock acquired pursuant to the Securities Purchase Agreement.
(10)	JDS Capital Management, LLC is the general partner of JDS Capital, L.P. Joseph D. Samberg is the managing member of JDS Capital Management. Each of JDS Capital, L.P., JDS Capital Management and Joseph D. Samberg are deemed to beneficially own an aggregate of 894,736 shares of common stock (consisting of 526,315 shares of common stock acquired by JDS Capital pursuant to the Securities Purchase Agreement and 368,421 shares of common stock that may be acquired by JDS Capital, L.P. upon exercise of the warrant). JDS Capital, L.P. is the direct beneficial owner, and JDS Capital Management (as the general partner of JDS Capital, L.P.) and Joseph D. Samberg (as the managing member of JDS Capital Management) are deemed to be the indirect beneficial owners, of the 894,736 shares of common stock. JDS Capital, L.P., JDS Capital Management and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of common stock. JDS Capital Management and Joseph D. Samberg disclaim beneficial ownership of the shares of common stock directly beneficially owned by JDS Capital, L.P., except to the extent of their pecuniary interest therein. In addition, Joseph D. Samberg is deemed to beneficially own an aggregate of 291,105 shares of common stock, representing approximately 4.13% of the number of shares of common stock outstanding. Joseph D. Samberg is deemed to be the direct beneficial owner of the 291,105 shares of common stock. Joseph D. Samberg has sole power to direct the vote and sole power to direct the disposition of these shares of common stock. The 1,185,841 shares of common stock of which Joseph D. Samberg is deemed to be the direct and indirect beneficial owner represent approximately 16.0% of the outstanding shares of common stock (assuming the issuance of 368,421 shares of common stock upon exercise of the warrant).
(11)	Includes 65,789 shares of common stock acquired pursuant to the Securities Purchase Agreement. NEP Capital, LLC is the general partner of New England Partners Capital, L.P. and exercises voting and investment power with respect to the securities held by New England Partners Capital, L.P.

In April 2001, we acquired Baby-C, Inc., a distributor of educational information and sample products to the child care market for an aggregate purchase price, plus related charges, of $11.3 million. As consideration for the acquisition, we issued 1,446,525 shares (before giving effect to our one for five reverse stock split) of our common stock in exchange for all the outstanding shares of Baby-C, which were all held by Arthur J. Samberg, a member of our board of directors since March 2001, and certain of his family members. We also substituted outstanding options to purchase common stock of Baby-C with options to purchase 86,804 shares (before giving effect to our one for five reverse stock split) of our common stock. Concurrently with the closing of the acquisition, Arthur J. Samberg, his son Joseph D. Samberg and Campfire Family, LLC, which is owned by Joseph D. Samberg and other family members, made a $5.0 million investment in our Series C preferred stock at $7.50 per share which was the same price paid by the other investors in the same offering. The acquisition of Baby-C was a condition to the purchase of the Series C preferred stock. Management made the decision to discontinue the operations of Baby-C effective in the fourth quarter of 2001.

Description of common stock

For a full description of our common stock, please see the documents identified in the section “Incorporation of Certain Information by Reference” in this registration statement. As of the date of this prospectus, we are authorized to issue up to 100,000,000 shares of our common stock. As of January 20, 2004, we had 7,041,954 shares of common stock issued and had reserved an additional 534,855 shares of common stock for issuance under our various stock and compensation incentive plans and reserved an additional 2,355,265 shares of common stock for issuance upon exercise of outstanding warrants (including 2,155,265 shares issued to the selling stockholders described herein). Each share of common stock is entitled to one vote in the election of directors and other matters.

Plan of distribution

For the purposes of the following description, the term “selling stockholder” includes donees, pledges, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, corporate dividend, partnership or limited liability company distribution or other transfer. The selling stockholders may, from time to time, dispose of their shares of common stock directly to purchasers or through underwriters, broker-dealers or agents on any stock exchange, market or trading facility on which the shares of common stock are traded or may dispose of their shares of common stock or warrants in private transactions. These dispositions may be fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may use any one or more of the following methods to dispose of shares of common stock:

•	ordinary brokerage transactions on a national securities exchange on which the Company’s common stock may be listed at the time of sale and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus. To the extent required by applicable law, this prospectus may be amended or supplemented under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), to amend the list of selling stockholders to include pledgees, donees, transferees or other successors-in-interest as selling stockholders under this prospectus.

In connection with the sale of our common stock, the selling stockholders may enter into hedging transaction with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders, or their broker-dealers or financial institution may also sell shares of our common stock short or deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may agree to indemnify any broker-dealer that participates in transactions involving the sale of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

The aggregate proceeds to the selling stockholders from such dispositions will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriter, broker-dealers or agent that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares of common stock may be underwriting discounts and commissions under the Securities Act. This compensation may be in excess of that customary in the types of transactions involved. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

To the extent required by applicable law, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and their affiliates will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, the anti-manipulation rules of Regulation M.

We have agreed to indemnify each selling stockholder and its officers, directors, partners, employees, agents and controlling persons against specific liabilities in connection with the offer and sale of the shares, including liabilities under the Securities Act. We have agreed to pay all of the expenses of registering the shares under the Securities Act, including registration and filing fees and expenses, printing expenses, and certain legal and accounting fees. The selling stockholders are responsible for all underwriting commissions or brokerage fees, and taxes of any kind applicable to any disposition, sale or transfer of the shares.

We have agreed with each of the selling stockholders to use reasonable best efforts to maintain the effectiveness of this registration statement of which this prospectus constitutes a part until the earlier of (i) December 23, 2005, (ii) the date on which all of the selling stockholders may sell all securities then held by such selling stockholder without restriction by the volume limitations of Rule 144(e) of the Securities Act, or (iii) such time as all securities purchased have been sold pursuant to a registration statement.

Legal matters

The validity of the common stock offered hereby is being passed upon by Hogan & Hartson L.L.P., Denver, Colorado.

Experts

The consolidated financial statements of HealtheTech, Inc. as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of certain information by reference

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with it. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2003 Annual Meeting);

•	our current reports on Form 8-K filed with the SEC on May 6, 2003 (excluding Item 9 thereof), July 30, 2003 (excluding Item 12 thereof), October 9, 2003, November 6, 2003 (excluding Item 12 thereof), December 24, 2003 and January 5, 2004;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on June 17, 2002.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Corporate Secretary

HealtheTech, Inc.

523 Park Point Drive

Golden, Colorado 80401

Telephone: (303) 526-5085

Where can you find more information

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should rely only on the information provided or incorporated by reference in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction, in which it is unlawful. The information in this prospectus is current as of the date on the cover.

3,078,941 Shares of Common Stock

2,155,265 Shares of Common Stock Issuable Upon Exercise of Warrants

HealtheTech, Inc.

PROSPECTUS

            , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We estimate that we will incur the following expenses in connection with the issuance and distribution of the securities registered.

Filing Fee for Registration Statement	$1,584
Legal Fees and Expenses	$140,000
Accounting Fees and Expenses	$7,500
Printing Expenses	$8,000
Miscellaneous	$8,000
Total	$165,084

Item 15. Indemnification of Officers and Directors

Section 102(b)(7) of the Delaware General Corporation Law permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. Our Amended and Restated Certificate of Incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by applicable law.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and our Bylaws permit indemnification of directors, officers, employees and other agents to the maximum extent permitted by Delaware law.

We have entered into indemnification agreements with each of our officers and directors and may in the future enter into such indemnification agreements with our directors, officers, employees and agents. These indemnification agreements provide a contractual right to indemnification, to the extent permitted by law, for expenses (including attorneys’ fees and disbursements), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. These indemnification agreements do not change the basic legal standards for indemnification set forth in the DGCL or in our Amended and Restated Certificate of Incorporation. We also maintain an officers and directors liability insurance policy.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director or officer.

Item 16. Exhibits.

4.1	Specimen common stock Certificate(1)

5.1	Legal Opinion of Hogan & Hartson L.L.P.

23.1	Consent of KPMG LLP

23.2	Consent of Hogan & Hartson L.L.P. (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Powers of Attorney of Directors and Officers of HealtheTech, Inc. (included in signature page to this registration statement)

(1)	Incorporated by reference to our current report on Form 8-K, as filed with the SEC on January 5, 2004.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the “Plan of Distribution” not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Golden, Colorado, on the 22nd day of January, 2004.

HEALTHETECH, INC.
(A Delaware Corporation)

By:	/s/ James W. Dennis
Name:	James W. Dennis
Title:	Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James W. Dennis and Sandy D. MacPherson, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ James W. Dennis James W. Dennis	Chairman and Chief Executive Officer (Principal Executive Officer)	January 22, 2004

/s/ Sandy D. MacPherson Sandy D. MacPherson	President and Chief Operating Officer and Director (Principal Financial and Accounting Officer)	January 22, 2004

/s/ Khalid Al-Mansour Khalid Al-Mansour	Director	January 22, 2004

/s/ Vernon A. Brunner Vernon A. Brunner	Director	January 22, 2004

Gerald J. Laber	Director

Charles P. Rothstein	Director

/s/ Arthur J. Samberg	Director	January 22, 2004
Arthur J. Samberg

/s/ Robert I. Theis	Director	January 22, 2004
Robert I. Theis

Index To Exhibits

4.1	Specimen common stock Certificate(1)

5.1	Legal Opinion of Hogan & Hartson L.L.P.

23.1	Consent of KPMG LLP

23.2	Consent of Hogan & Hartson L.L.P. (included in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Powers of Attorney of Directors and Officers of HealtheTech, Inc. (included in signature page to this registration statement)

(1)	Incorporated by reference to our current report on Form 8-K, as filed with the SEC on January 5, 2004.